SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company (Issuer))
THE MEDICINES COMPANY
BOXFORD SUBSIDIARY CORPORATION
(Names of Filing Persons (Offerors))
Common Stock, par value $0.0001
(Title of Class of Securities)
87612C100
(CUSIP Number of Class of Securities)
Paul M. Antinori
General Counsel & Senior Vice President
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
(973) 290-6000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
with copies to:
David E. Redlick
Hal J. Leibowitz
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$164,578,333	$6,468

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying (a) the sum of (i) the closing cash payment of $2.00 per share plus (ii) the maximum amount payable with respect to the contingent payment rights per share ($4.55) by (b) the number of shares of common stock, par value $0.0001 per share (“Shares”), of Targanta Therapeutics Corporation (“Targanta”) outstanding on a fully diluted basis as of January 9, 2009 as represented by Targanta in the Agreement and Plan of Merger, dated as of January 12, 2009, among The Medicines Company (“MDCO”), Boxford Subsidiary Corporation (the “Offeror”) and Targanta, consisting of (x) 20,991,316 Shares issued and outstanding, (y) 3,390,538 Shares issuable upon exercise of outstanding options and (z) 744,609 Shares issuable upon exercise of outstanding warrants.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000393.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,468	Filing Party:	The Medicines Company and Boxford Subsidiary Corporation

Form or Registration No.:	Schedule TO	Date Filed:	January 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.J: NOTICE OF MOTION AND MOTION FOR PRELIMINARY INJUNCTION
EX-99.A.5.K: PRESS RELEASE
EX-99.D.5: MEMORANDUM OF UNDERSTANDING

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2009, as amended and supplemented by Amendment No. 1 filed with the SEC on February 4, 2009 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February 11, 2009 (“Amendment No. 2”), and Amendment No. 3 filed with the SEC on February 13, 2009 (“Amendment No. 3”), by The Medicines Company, a Delaware corporation (“MDCO”), and Boxford Subsidiary Corporation, a Delaware corporation and a wholly owned subsidiary of MDCO (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Targanta Therapeutics Corporation, a Delaware corporation (“Targanta”), for consideration of (1) $2.00 per Share, net to the seller in cash (such amount or any greater amount per Share paid at closing pursuant to the Offer, the “Closing Consideration”), plus (2) the contractual right to receive up to an additional $4.55 per Share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods (the rights to such amount or to any greater contingent cash payments per Share that are offered pursuant to the Offer, the “Contingent Payment Rights”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2009 (the “Offer to Purchase”), as amended and supplemented by the Supplement dated February 13, 2009 (the “Supplement”), and in the related Letter of Transmittal, which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”. The Closing Consideration and any amounts paid with respect to Contingent Payment Rights will be subject to any required withholding of taxes, and no interest will be paid thereon. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of January 12, 2009 (the “Merger Agreement”), among MDCO, Offeror and Targanta. Copies of the Offer to Purchase, the related Letter of Transmittal and the Supplement are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively, to the Schedule TO.
     This Amendment No. 4 is filed solely for the following purposes: to describe a memorandum of understanding relating to the settlement of a lawsuit and to file additional exhibits to the Tender Offer Statement on Schedule TO relating to the settlement of the lawsuit.
     All references to the Schedule TO mean the Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase, as amended and supplemented by the Supplement, and the related Letter of Transmittal is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by replacing the two paragraphs added to that Item in Amendment No. 1 with the following text:
“As disclosed in the Tender Offer Statement on Schedule TO originally filed with the SEC on January 27, 2009, Martin Albright and Vito Caruso filed a lawsuit in the Business Session of the Superior Court for Suffolk County, Massachusetts (Civ. Action No 09-0269-BLS) on January 21, 2009 against Targanta and each member of Targanta’s Board of Directors including its President and Chief Executive Officer, MDCO and Offeror. A copy of the Complaint is filed as Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO.
On February 2, 2009, the plaintiffs filed an Amended Complaint in the Business Session of the Superior Court for Suffolk County, Massachusetts. The Amended Complaint alleges that (1) the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Targanta stockholders in connection with the Offer, (2) Targanta failed to disclose certain information to its stockholders in connection with the Offer and (3) the consideration being offered pursuant to the Offer is inadequate. The Amended Complaint seeks to be certified as a class action on behalf of the public stockholders of Targanta and seeks injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescinding the Offer or awarding rescissory damages. The Amended Complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. A copy of the Amended Complaint is filed as Exhibit (a)(5)(H) to the Tender Offer Statement on Schedule TO.
On February 17, 2009, the plaintiffs filed a Notice of Motion and Motion for Preliminary Injunction, a Memorandum in Support of Motion for Preliminary Injunction and affidavits in support of the motion from Juan E. Monteverde and Matthew Morris. Copies of these documents are filed as Exhibit (a)(5)(J) to the Tender Offer Statement on Schedule TO.

While the defendants believe that the lawsuit is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation, on February 19, 2009, the defendants entered into a memorandum of understanding (“MOU”) with the parties to the lawsuit providing for the settlement of the lawsuit. Subject to court approval and further definitive documentation, the MOU resolves the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger, and provides a release and settlement by the purported class of Targanta’s stockholders of all claims against the defendants and their affiliates and agents in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the parties, that Targanta would provide additional supplemental disclosures to its Schedule 14D-9 previously filed with the SEC. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $250,000. The settlement, including the payment by Targanta or any successor thereto of any such attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend the lawsuit. A copy of the MOU is filed as Exhibit (d)(5) to the Tender Offer Statement on Schedule TO.
The foregoing description of the lawsuit and the MOU does not purport to be complete and is qualified in its entirety by reference to the documents filed as Exhibits (a)(5)(G)-(a)(5)(J) and Exhibit (d)(5) to the Tender Offer Statement on Schedule TO and which are incorporated herein by reference.
MDCO and Offeror have denied, and continue to deny, that either of them has committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the above-referenced lawsuit. MDCO and Offeror each expressly maintains that it has diligently and scrupulously complied with its legal duties, and has executed the MOU solely to eliminate the burden and expense of further litigation.
On February 20, 2009, Targanta issued a press release announcing the settlement of the lawsuit described above. The full text of the press release is attached hereto as Exhibit (a)(5)(K) and is incorporated herein by reference.”
Item 12. Exhibits.
Item 12 of the Tender Offer Statement on Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(J)	Notice of Motion and Motion for Preliminary Injunction and Memorandum in Support of Motion for Preliminary Injunction filed on February 17, 2009, in the Superior Court for Suffolk County, Massachusetts; Affidavits of Juan E. Monteverde and Matthew Morris, filed on February 17, 2009, in the Superior Court for Suffolk County, Massachusetts.”

“(a)(5)(K)	Press Release issued by Targanta dated February 20, 2009, announcing the settlement of the shareholder litigation relating to the Offer.”

“(d)(5)	Memorandum of Understanding, dated February 19, 2009, by and among (i) Levi & Korsinsky, L.L.P., Lead Counsel for Plaintiffs Martin Albright and Vito Caruso and the Class, (ii) Ropes & Gray LLP, Counsel for Defendants Targanta Therapeutics Corporation, Mark Leuchtenberger, Stéphane Bancel, Garen Bohlin, Jeffrey Courtney, Rosemary Crane, William Crouse, Eric Gordon, Ph.D. and Dilip Mehta, M.D., Ph.D. and (iii) Wilmer Cutler Pickering Hale and Dorr LLP, Counsel for Defendants The Medicines Company and Boxford Subsidiary Corporation.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 20, 2009

THE MEDICINES COMPANY
By:	/s/ Glenn P. Sblendorio
	Name:	Glenn P. Sblendorio
	Title:	Chief Financial Officer and Executive Vice President

BOXFORD SUBSIDIARY CORPORATION
By:	/s/ Glenn P. Sblendorio
	Name:	Glenn P. Sblendorio
	Title:	Treasurer

EXHIBIT INDEX

Exhibit
No.

*(a)(1)(A)	Offer to Purchase, dated January 27, 2009.

*(a)(1)(B)	Form of Letter of Transmittal.

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter from Georgeson Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

*(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(G)	Supplement dated February 13, 2009 to Offer to Purchase dated January 27, 2009.

*(a)(5)(A)	Press Release issued by MDCO, dated January 12, 2009, announcing the execution of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).

*(a)(5)(B)	Fact Sheet issued by MDCO dated January 12, 2009, regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 13, 2009).

*(a)(5)(C)	Transcript of the conference call on January 13, 2009 regarding announcement of the Agreement and Plan of Merger among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 14, 2009).

*(a)(5)(D)	Notice dated January 26, 2009 from Targanta to Holders of Stock Options under the Targanta 2005 Stock Option Plan (incorporated in this Schedule TO by reference to the Schedule TO-C filed by MDCO on January 27, 2009).

*(a)(5)(E)	Form of Summary Advertisement published in the New York Times on January 27, 2009.

*(a)(5)(F)	Press Release issued by MDCO, dated January 27, 2009, announcing the commencement of the Offer.

*(a)(5)(G)	Complaint filed on January 21, 2009 in the Superior Court for Suffolk County, Massachusetts.

*(a)(5)(H)	Amended Complaint filed on February 2, 2009 in the Superior Court for Suffolk County, Massachusetts.

*(a)(5)(I)	Notice dated February 11, 2009 from Targanta to Holders of Targanta Warrants.

(a)(5)(J)	Notice of Motion and Motion for Preliminary Injunction and Memorandum in Support of Motion for Preliminary Injunction filed on February 17, 2009, in the Superior Court for Suffolk County, Massachusetts; Affidavits of Juan E. Monteverde and Matthew Morris, filed on February 17, 2009, in the Superior Court for Suffolk County, Massachusetts.

(a)(5)(K)	Press Release issued by Targanta dated February 20, 2009, announcing the settlement of the shareholder litigation relating to the Offer.

*(d)(1)	Agreement and Plan of Merger, dated as of January 12, 2009, among MDCO, Offeror and Targanta (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).

*(d)(2)	Confidentiality Agreement, dated as of October 6, 2008, between MDCO and Targanta.

Exhibit
No.

*(d)(3)	Form of Contingent Payment Rights Agreement, to be entered into between The Medicines Company and American Stock Transfer & Trust Company (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).

*(d)(4)	Form of Stockholders’ Agreement, dated as of January 12, 2009, entered into between MDCO and each of Caduceus Private Investments III LP, OrbiMed Associates III, LP, Radius Venture Partners II, LP, Radius Venture Partners III QP, LP, Radius Venture Partners III, LP, Radius Venture Partners III (OH), LP, Seaflower Health Ventures III, L.P., Seaflower Health Ventures III Companion Fund, L.P., J&L Sherblom Family LLC, Skyline Venture Partners Qualified Purchaser Fund IV, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P., Skyline Venture Partners III, L.P., VenGrowth Advanced Life Sciences Fund Inc. and VenGrowth III Investment Fund Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by MDCO on January 14, 2009).

(d)(5)	Memorandum of Understanding, dated February 19, 2009, by and among (i) Levi & Korsinsky, L.L.P., Lead Counsel for Plaintiffs Martin Albright and Vito Caruso and the Class, (ii) Ropes & Gray LLP, Counsel for Defendants Targanta Therapeutics Corporation, Mark Leuchtenberger, Stéphane Bancel, Garen Bohlin, Jeffrey Courtney, Rosemary Crane, William Crouse, Eric Gordon, Ph.D. and Dilip Mehta, M.D., Ph.D. and (iii) Wilmer Cutler Pickering Hale and Dorr LLP, Counsel for Defendants The Medicines Company and Boxford Subsidiary Corporation.

*	Previously filed.